THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

October 19, 2009

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 24

File Nos. 333-132541; 811-21872

Dear Mr. Barrientos:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement filed in order to register shares of the Day Hagan Global ETF Allocation Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	Please consider changing the name of the Fund so that it reflects the fact that the Fund is a “fund of ETFs,” not an ETF (e.g., “Day Hagan Global Fund of ETFs”).
Response:

The Registrant does not believe that the use of the term “ETF” in the name of the Fund is inappropriate or misleading because the Fund allocates its investments primarily to ETFs.  There are many open-end funds that use the term ETF in the fund name because the fund invests in ETFs.  (See, e.g., Federated Target ETF Fund 2015, Aston/New Century Absolute Return ETF Fund and The ETF Market Opportunity Fund, a series of Aviemore Funds).  Like these other funds, the Fund will invest at least 80% of its assets in ETFs.  When a mutual fund is called the “Bond Fund,” investors understand that the fund invests in bonds.  Similarly, when a mutual fund is called the “ETF Fund,” investors understand that the fund invests in ETFs.   The Fund will not be traded on an exchange, so it will be obvious to investors that the Fund is not an exchange traded fund.  This is reinforced because the word “Allocation” in the Fund’s name makes it very clear that the Fund allocates its investments to ETFs.  Despite the fact that we do not agree with the staff’s position that use of the term “ETF” in the Fund’s name would be inappropriate or misleading and we believe the staff’s reasoning is flawed, at the staff’s insistence, the Registrant has determined to use the term “Fund of ETFs” in the Fund’s name.

The staff has also indicated that use of the term “Global,” similar to use of the term “World,” in a fund’s name subjects the Fund to Rule 35d-1 and connotes diversification among investments in a number of different countries throughout the world.  After considering the staff’s position, the Registrant has determined that the use of the term “Global” in the Fund’s name could be inconsistent with the staff’s current position on the use of the term “Global;” therefore, the name of the Fund will be changed to “Day Hagan Tactical Allocation Fund of ETFs.”

Comment 2:	Please move the last three sentences in the “Risk/Return Summary/ Investment Objectives” section to the “Risk/Return Summary/Principal Strategies” section.
Response:	The disclosure has been moved as requested.
Comment 3:

Please indicate to the Staff whether the Fund intends to invest in any leveraged ETFs.  If so, include disclosure regarding such investments in the “Risk/Return Summary/ Principal Strategies” section and disclosure regarding the risks of such investments in the “Risk/Return Summary/Principal Risks of Investing in the Fund” section.  If applicable, include a discussion of the risk of holding leveraged ETFs for more than one day.

Response:	The Fund does not intend to invest in leveraged ETFs.
Comment 4:

In the “Risk/Return Summary, Principal Strategies” section, please revise the disclosure to indicate that the Fund will invest 30%-40% of the Fund’s overall equity allocation… ‘outside the U.S.’” (as opposed to “in international markets”).  Please also add disclosure regarding how the Fund will invest at least 40% of its total assets outside the U.S., how the Fund will allocate its investments among the various foreign markets.

Response:

The disclosure has been revised as follows:

Up to 40% of the Fund’s overall equity allocation may be invested outside the U.S., ~~in international markets~~ including European, Asian and emerging market ETFs.

We believe this disclosure is sufficient in light of the fact that “Global” is no longer in the Fund’s name.

Comment 5:	Please add disclosure regarding how the Fund’s investments will be diversified across a number of countries.
Response:	We believe this disclosure is sufficient in light of the fact that “Global” is no longer in the Fund’s name.
Comment 6:	Please add disclosure regarding “Emerging Market Risk” to the “Risk/Return Summary/Principal Risks of Investing in the Fund” section.
Response:

The following disclosure has been added to the “Risk/Return Summary/Principal Risks of Investing in the Fund” section.

Emerging Markets. The Fund may invest in ETFs that invest in emerging market securities.  Investing in emerging markets involves not only the risks described above with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.  For example, emerging markets may experience significant declines in value due to political and currency volatility.  Other characteristics of emerging markets that may affect investment include certain national policies that may restrict investment by foreigners in issuers or industries deemed sensitive to relevant national interests and the absence of developed structures governing private and foreign investments and private property.  The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

Comment 7:	Please delete or move the last sentence of the “Past Performance” section.
Response:	The disclosure has been moved as requested and now appears in the “Management of the Fund/ Advisor” section of the Prospectus.
Comment 8:

In the “Fees and Expenses of the Fund” section, please revise the captions for “Maximum Sales Charge (Load) Imposed on Purchases,” “Maximum Deferred Sales Charge (Load)” and “Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions” to indicate the variable of which the number is as a percentage.

Response:

The captions regarding sales loads and charges have been revised as requested, with the exception of the caption regarding “Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions,” to which the comment was not applicable as the Fund does not impose those charges.

Comment 9:	In the “Fees and Expenses of the Fund” section, please add disclosure regarding the imposition of Contingent Deferred Sales Charges to clarify why the examples do not include those fees.
Response:

With respect to Class A shares, the following disclosure has been added:

The “1 Year” expense example above with respect to Class A shares does not reflect the imposition of a CDSC because the example assumes an investment of $10,000 and the CDSC is only imposed on purchases of Class A shares over $1,000,000.

With respect to Class C shares, the comment is no longer applicable because the Registrant has determined that the Fund will not imposes a CDSC on Class C shares.

Statement of Additional Information

Comment 1:	Please address the text missing in the left margin in the last two paragraphs of the section “Day Hagan Funds.”
Response:	The text was deleted in the EDGAR conversion process and will be corrected in the Rule 485(b) filing.
Comment 2:	Please include estimates of the amounts to be paid to the Trustees in the Fund’s first fiscal year in the “Trustees and Officers/ Compensation of the Board of Trustees” section.
Response:	The disclosure has been added as requested.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at 513-352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP